VIA SEDAR

To the Securities Regulatory Authorities:

RE: Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on April 27, 2017 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by a show of hands.
George Albino George Burns Pamela Gibson Robert Gilmore Geoffrey Handley Michael Price Steven Reid Jonathan Rubenstein John Webster Paul Wright

Votes by Proxy

For

450,512,024 (98.66%)

451,388,786 (98.85%)

442,690,473 (96.95%)

340,204,019 (74.50%)

423,293,081 (92.70%)

442,795,101 (96.97%)

427,658,941 (93.65%)

411,031,597 (90.01%)

450,647,331 (98.69%)

444,818,090 (97.41%)

Withheld 6,121,662 (1.34%) 5,244,900 (1.15%) 13,943,213 (3.05%) 116,429,667 (25.50%) 33,340,605 (7.30%) 13,838,585 (3.03%) 28,974,745 (6.35%) 45,602,089 (9.99%) 5,986,355 (1.31%) 11,815,596 (2.59%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 497,278,046 (98.49%)	Withheld 7,609,134 (1.51%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 502,227,380 (99.47%)	Against 2,659,798 (0.53%)

4	Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was not approved by a majority of shareholders that voted by ballot.

Votes by Ballot
For 196,987,775 (43.13%)	Against 259,728,414 (56.87%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram

Corporate Secretary